SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 April 2021

Jackson names Independent Directors and
Update on Prudential plc Board Appointments

Jackson Financial Inc. ("Jackson"), the US business of Prudential plc ("Prudential"), today announces additional independent directors ahead of its planned separation from Prudential. These appointments to the Jackson Board of Directors (the "Jackson Board") are expected to become effective upon completion of the proposed demerger.

At that time, the Jackson Board will include Non-Executive Chair Steven Kandarian and Jackson Chief Executive Officer Laura Prieskorn, who will serve as an executive director. The additional independent directors include:

●     Gregory T. Durant: Durant currently serves as Vice Chairman of Deloitte LLP, where during his career, among other responsibilities, he oversaw Deloitte's policy and government relations efforts to navigate the impact of public policies on the profession, the capital markets and the economy.
●     Derek G. Kirkland: Kirkland is the former Managing Director and Co-Head of the Global Financial Institutions Group at Morgan Stanley's Financial Institutions Group in Investment Banking, where he advised many notable companies on M&A and capital raising.
●     Martin J. Lippert: Lippert is the former Executive Vice President and Head of Global Technology and Operations at MetLife, where he oversaw digital strategy and customer service for the company's global operations, and led MetLife Holdings, the former U.S. Retail segment.
●     Russell G. Noles: Noles is the former Executive Vice President and Chief Operating Officer of Nuveen, a subsidiary of Teachers Insurance & Annuity Association (TIAA), where he oversaw the company's finance, information technology, operations and risk management functions.
●     Esta E. Stecher: Stecher is the Chair of Goldman Sachs Bank USA and serves as a board member of several material banking and investment banking subsidiaries.

Two additional independent board members will be identified at or following completion of the demerger. Committee assignments will be made prior to the completion of the demerger.

Prudential plc Board appointments update

Further to the announcements made on 4 February 2021 and 18 March 2021, Prudential announces that the appointment of Chua Sock Koong, Ming Lu and Jeanette Wong as non-executive directors of the Prudential Board, initially intended to occur on 1 May 2021, will now take effect closer to the planned separation.

We continue to expect to complete the demerger of Jackson in the second quarter of 2021, subject to shareholder and regulatory approvals.

Upon appointment to the Board of Prudential, the non-executive directors will join the following Board Committees:

-      Chua Sock Koong will join the Audit Committee and Remuneration Committee;
-      Ming Lu will join the Risk Committee and Nomination & Governance Committee; and
-      Jeanette Wong will join the Audit Committee and Risk Committee.

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Note to Editors

Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Board of Prudential Corporation Asia Limited, a wholly-owned subsidiary of Prudential, mirrors the Prudential Board. The appointments of Chua Sock Koong, Ming Lu and Jeanette Wong to the Board of Prudential Corporation Asia Limited will take effect at the same time as their appointment to the Prudential Board.

Prudential announced its intention on 28 January 2021 to demerge Jackson, resulting in two separately-listed companies.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a non-profit 501(c)(6) organization formed and supported by 24 of the nation's financial services organizations to create awareness and educate Americans about the importance of protected lifetime income. With $326.5 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports non-profits focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, visit www.jackson.com.

* Jackson has $326.5 billion in total IFRS assets and $296.2 billion in IFRS policy liabilities set aside to pay primarily future policy owner benefits (as of December 31, 2020).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary